DLA Piper US LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Douglas J. Rein doug.rein@dlapiper.com T 858.677.1443 F 858.677.1401

VIA EDGAR AND COURIER

July 2, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	HLS Systems International Ltd.
Registration Statement on Form S-4
File No. 333-132826

Ladies and Gentleman:

On behalf of HLS Systems International Ltd. (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 5 to the Company’s Registration Statement on Form S-4 (No. 333-132826) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. M. Cathey Baker and Blaise Rhodes contain a copy of this letter and two copies of Amendment No. 5 to the Registration Statement (one of which is marked to show changes from Amendment No. 4 to the Registration Statement, as filed with the Commission on May 11, 2007). In addition to disclosure responsive to the Staff’s comments (as discussed below), Amendment No. 5 to the Registration Statement includes financial information with respect to the quarter ended March 31, 2007 and other updated information.

The Company thanks the staff of the Commission (the “Staff”) for its thorough review of the Registration Statement and its detailed comments provided in the Staff’s letter dated June 15, 2007 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response. All page references are to pages in Amendment No. 5 to the Registration Statement.

We respectfully request that the Staff review this filing on an expedited basis, since (under the existing terms of its Certificate of Incorporation) Chardan North China Acquisition Corporation needs this registration statement to be declared effective promptly in order to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination.

HLS Systems International
Page Two

General

1.
We note that Chardan North China Acquisition Corp filed a withdrawal request for its registration statement on Form S-4 (file no. 333-132833) on May 1, 2006. Chardan North China Acquisition Corp subsequently filed registration, statements with the same file number on June 28,2006 and September 1,2006. Please have Chardan North China Acquisition Corp submit Forms AW (amendment withdrawal request) to request withdrawal of the registration statements filed on 6/28/06 and 9/1/06.

RESPONSE: Chardan North China Acquisition Corporation has filed the Forms AW as requested.

2.
We note the need for various regulatory approvals in the proposed transfer to Gifted Time of title to the consigned snares (under Chinese law, the transfer of record ownership, see, e.g., pages 25, 76) representing 74.11% of the equity interest in Beijing. Currently, information concerning the regulatory approvals is somewhat scattered in the prospectus. See, e.g., pages 25, 77 (measures needed to change Beijing’s organizational form from joint stock company to limited liability company); pages 10, 76, 80,133 (compliance with M&A regulations); pages 12, 50 (change of Beijing’s status from domestic company into “Foreign Invested Enterprise”). In addition, some information provided in the response letter dated January 13, 2007 and the response letter dated May 11, 2007 is apparently not included in the prospectus. See, e.g., page 4 of the letter dated January 13, 2007 (submissions required in application for approval of stock purchase transaction under M&A regulations); page 12 of the letter dated May 11, 2007 (acquisition by Gifted Time of Beijing equity interests will require unanimous affirmative vote of all Beijing stockholders).

Please provide a complete overview of the regulatory process and timetable in an appropriate part of the prospectus. As part of the discussion, please address the following points:

•	the application of the various requirements of the M&A regulations

We note that the regulations will play a significant role not only in the stock purchase but also in future acquisitions by HLS. See, e.g., page 51 (“HLS intends to grow its operations through acquisitions and business combinations with other companies, including companies in China, and such acquisitions and business combinations may be subject to the M&A regulations ....”).

HLS Systems International
Page Three

•	the purpose of each step-by-step measure and the anticipated results

For example, the change in organizational form of Beijing is intended to remove the limitation upon Dr. Wang’s transfer of ownership of his common shares. Once Beijing is a limited liability company, Dr. Wang can direct Gifted Time to initiate the transfer of the shares. His action will, in turn, cause the other Beijing shareholders/consignors to direct the transfer of their shares, due to the voting-together agreement. See, e.g., pages 25,76. Record ownership by Gifted Time will eliminate its need to rely upon contractual arrangements to control Beijing.

•	any requirement that certain regulatory approvals, once obtained, must be renewed periodically; or any requirement for case-by-case approval of specific transactions

For example, the prospectus states on page 50 that “Foreign Exchange Registration Certificates” must be renewed annually; however, even with such certification, “...conversion of currency in the ‘capital account’ (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE.”

•	the anticipated timing and sequence of events and approvals and the permutations that may occur if certain eventualities, including those discussed below, should occur

We note generally the statement on page 51 that the M&A regulations “may require the Chinese parties to make a series of applications and supplemental applications..., some of which must be made within strict time limits and require approvals from [one or more of various PRC regulatory authorities].”

•	any significant differences/similarities in the current/future legal positions of the HollySys operating companies

For example, one could assume that the transfer of ownership of Hangzhou would require approval under the M&A regulations. But the prospectus indicates on page 51 that no approval is required because “... the foreign ownership history of [this company] predates [the M&A Regulations].”

HLS Systems International
Page Four

As another example, if and when Beijing becomes a “foreign invested enterprise,” it will apparently be taxed in the same way as Hangzhou is now, See, e.g., pages 44, 137.

Please revise accordingly.

RESPONSE: The Company has added a discussion of the Chinese regulatory process under the heading Regulatory Matters.

HLS Systems International
Page Five

3.
We note the statement on page 131 in the section, “Recent Significant Transactions,” that “...this entire series of transactions [i.e., the sale of Gifted Time to Advance Pacific; the financial reorganization of Gifted Time, including the $30 million loan from, and issuance of preferred stock to, the outside investors; and the various transactions through which the $30 million amount in borrowed funds was channeled through affiliated various companies to the original Gifted Time shareholders] was designed to enable Chardan to retain the right to acquire [Gifted Time], the terms were designed to work in conjunction with the anticipated closing of the stock purchase, with additional terms in the event that the Chardan-[Gifted Time] transaction does not occur.”

It appears, however, that these transactions also create the potential for various eventualities that could occur and affect the control and/or ownership of the 74.11% equity ownership in Beijing and the status of Beijing under Chinese law, possibly to the detriment of Chardan/HLS investors. Below is a discussion of some of these apparent eventualities. Please discuss them in an appropriate part of the prospectus and add risk factors, if appropriate. In the discussion, please take account of the following points in particular:

•
It is unclear how the transfer of ownership to the Beijing shares that is contemplated under the consignment agreements could be affected by the current pledge of all of the outstanding common shares of Gifted Time as collateral for the Advance Pacific guarantee that supports the $30 million loan to Gifted Time by the outside investors/preferred shareholders. We note that a first payment of at least $24 million is due and payable upon the closing of the stock transaction; and, as discussed below, the payment may be made with the cash compensation that HLS will receive at the closing of the stock purchase. See page 132 (Advance Pacific has assigned to Gifted Time the right to receive the cash consideration payable in the stock purchase). However, there remains a possibility of default, which could lead to a change of control of Gifted Time. The potential effect of such a change upon the transfer of ownership of the Beijing shares, as well as any potential detriment to HLS as a result, should be disclosed.

HLS Systems International
Page Six

•
Similarly unclear is how the proposed substitution of collateral would affect the proposed transfer of ownership. Although it appears that there would be no adverse effect, the potential effect of the collateral substitution should also be discussed.

•
It also appears that the transfer of ownership would take place if Advance Pacific were to default on its $200 million outstanding debt to OSCAF, which is due and payable in full on September 15, 2007. In the event of default, ownership of Gifted Time could revert to OSCAF and thence to the seven BVI companies, see page 130, which have previously agreed to transfer ownership of the Beijing shares to Gifted Time. But this scenario should also be discussed.

•
However, if OSCAF should reacquire ownership of Gifted Time, it appears that HLS would be an OSIC. In that event, it appears that the seven BVI companies would again be obligated to go through the foreign exchange investment registration procedures and to maintain such registration in order to acquire legal ownership of the Beijing shares. See response letter dated May 11, 2007 on page 4. A discussion of this requirement should be added to the prospectus.

•
The thirty-third risk factor discusses on page 53 the possibility that Advance Pacific may try to satisfy its obligations under the $200 million promissory note “by entering into a new credit arrangement, or by selling some or all of its shares of HLS,” potential transactions that, as noted, could result in a change of control and have an adverse effect upon HLS and its other stockholders. These possibilities require additional discussion. An explanation is also needed of how Advance Pacific could sell some/all of the HLS shares if those shares are substituted for the collateral that now supports the $30 million loan to Gifted Time.

RESPONSE: There are various possible outcomes as a result of the bridge loan, but they do not relate to Gifted Time’s ownership of the Beijing HollySys stock, via the consignment agreements. The obligations of the owners of  Beijing HollySys to transfer their stock to Gifted Time is independent of the obligations of the various parties with respect to the bridge loan. Gifted Time enjoys the benefits of ownership of the Beijing HollySys stock under the consignment agreements, which are not affected by the bridge loan. The bridge loan transaction and the associated pledge of the Gifted Time stock by Advance Pacific only affects the potential ownership of the Gifted Time stock.

HLS Systems International
Page Seven

As a result, the Company believes the only aspects of the bridge loan and associated transactions that are relevant to the stockholders of Chardan North are those that relate to what might occur if the Chardan North acquisition of Gifted Time occurs.

In that situation, the Company does not believe that the possibility of default exists. There is approximately $31.8 million in the trust account. The minimum amount that the combined companies will have available at closing is 80% of that amount, or $25.4 million. The minimum payment to the bridge lenders to avoid a default is $24 million. Under the Stock Purchase Agreement, $24 million to $27 million of cash consideration is payable to Advance Pacific upon closing of the business combination, Advance Pacific has assigned its right to receive that cash consideration to Gifted Time (as a credit against the loan made to Advance Pacific). As a result, the entire $25.4 million, or more, will be available to Gifted Time to meet its obligations to the bridge lenders upon the closing of the transaction.

Similarly, as the payment of the balance of the remaining amounts due under the bridge loans is not due until the earliest of (i) 60 days after the warrants are exercised, (ii) one year following the closing of the acquisition by HLS or (iii) September 30, 2008. Indeed, as stated in the disclosures, this transaction was structured specifically to avoid the possibility of a default on the bridge loan if Chardan North acquired Gifted Time, exactly as stated the quoted language from page 131.

Based on the foregoing, the Company does not believe that additional discussion relative to the first two points in Comment 3 require additional discussion in the disclosures. However, we have added discussion regarding the effects of a default by Advance Pacific under the $200 million note under the heading "Reorganizing the Ownership of Gifted Time Holdings."

Regarding the topic addressed by the fourth bullet point in Comment 3, that a default by Advance Pacific would cause HLS to revert to OSIC status, the Company has added discussion in that regard as noted above.

HLS Systems International
Page Eight

Regarding the fifth bullet point in Comment 3, the Company has expanded the discussion in the thirty-third risk factor to address the possibilities raised in the comment and to discuss the mechanics of how Advance Pacific could sell HLS stock to satisfy its obligations to OSCAF under the $200 million note despite the fact that the HLS stock to be sold has been pledged as collateral for the bridge loan. Typically, any such sale would be subject to the pledge, and in essence would require satisfaction of the bridge loan in full in conjunction with the sale. As a result, Advance Pacific would need to raise not just the $200 million, but the $200 million plus the amount needed to pay off the bridge loan.

4.	To avoid confusion, please translate terms under PRC law consistently. For example:

•
To designate what appears to be one type of entity, the prospectus uses various terms: “foreign investment company,” see, e.g., pages 5,12, 32; “Foreign Invested Enterprise,” see page 50; “foreign investment enterprises (FIEs),” see, e.g., pages 44, 51; “foreign invested enterprise,” a term that is apparently used to contrast with a “domestic-invested enterprise,” see, e.g., page 44, or a “domestic company,” see, e.g., pages 50, 51. The use of one term would be preferable.

•
As a related matter, it may also be preferable to avoid the term “foreign investment company” in order to prevent any confusion related to the Investment Company Act of 1940. See, e.g., Section 3(a)(1) (defining “investment company”).

•
The prospectus refers variously to the “Beijing Administration for Industry and Commerce,” and the “Beijing Administrative Bureau of Industry and Commerce,” see, e.g., pages 25, 32; the “Administration of Industry & Commerce,” see, page 76; the “Ministry of Commerce (MOFCOM),” see page 51; and the “Commerce Bureau,” see page 80. In this second example, certain references appear to relate to different entities, e.g., Ministry of Commerce and Commerce Bureau, but the matter is somewhat unclear. Once again, the adoption of a single term for each entity or concept would clarify the discussions of the PRC regulatory framework.

HLS Systems International
Page Nine

RESPONSE: The Company has revised the prospectus to use the following terms:

(1)	“foreign invested enterprise”, or “FIE”, refer to a PRC enterprise with foreign investment;

(2)	“domestic enterprise” refers to a PRC enterprise without foreign investment;

(3)	“Administration of Industry and Commerce” refers to the State Administration of Industry and Commerce (SAIC) or its local branches.

(4)	“Ministry of Commerce” (or “MOFCOM”) and “Commerce Authority” refer to the Ministry of Commerce (MOFCOM) or its local counterparts.

(5)	“BAIC” refers to the Beijing Administration of Industry and Commerce.

5.
We note that the prospectus states on page 132 that the cash consideration received at the closing of the stock purchase, i.e., an amount between approximately $23-$27 million, will be used to repay most of (not less than $24 million, see id.) the $30 million loan to Gifted Time by the outside investors. However, the prospectus also indicates that Advance Pacific will seek to substitute for the current collateral for that loan, i.e., all of the outstanding common shares of Gifted Time, the cash compensation plus all of the HLS common shares that Advance Pacific is to receive at the closing. Please discuss the apparent contradiction.

RESPONSE: Advance Pacific has obtained consent to substitute the cash and stock it will receive at the closing of the HLS/Chardan North stock purchase in exchange for the shares of Gifted Time Holdings stock that currently serves as collateral for its guarantee of the loans. Advance Pacific has also agreed that the cash proceeds it will receive from the sale of its Gifted Time Holdings shares will be delivered to Gifted Time Holdings to pay down the loan made by Gifted Time Holdings to Advance Pacific. Gifted Time Holdings will apply those funds to repay a portion of its loans from the 15 investors (which are the loans that Advance Pacific guaranteed). Repayment of those loans from the proceeds of the Gifted Time Holdings stock sale is not a contradiction.

HLS Systems International
Page Ten

6.
We note that the response to comment five of our previous letter dated April 10, 2007 on page 3 of the letter dated May 11, 2007 indicates that the lenders’ consent for the proposed substitution of collateral is “being solicited.” The response states that Chardan will revise the prospectus when the requisite consent is obtained. Please explain why the prospectus states on page 132 that Chardan “expects that the 15 lenders will consent to the transfer of the Gifted Time Holdings stock to HLS, as long as the consideration received by Advance Pacific (the cash and shares of HLS) will be substituted as collateral for that guarantee [by Advance Pacific].”

RESPONSE: The discussion on page 132 expressed the expectation of the parties. Since the requisite consent has been received, the prospectus has been revised.

7.
As a related matter, the response also states that the company “has revised the prospectus to clarify the potential return of the collateral,” but we do not locate such a discussion. Please advise or revise. Please discuss the likelihood that the outside investors, on receipt of cash payment, would release some or all of the collateral (whether common shares of Gifted Time or HLS).

RESPONSE: Under the loan documents, upon repayment of the loan in full, the collateral is released. To the extent that this question relates to the willingness of the outside investors to release some or all of the collateral upon the first loan repayment (of not less than $24 million), the documents entitle them to retain all of the collateral until the loans are fully repaid, and the Company anticipates that is what will occur. The Company has revised the prospectus to clarify this discussion.

8.
We note that the payment by HLS of the deferred compensation to Advance Pacific is linked to Gifted Time’s payment of the approximately $5 remaining outstanding balance of the loan from the investors (the first payment of at least $24 million being due and payable upon the closing of the stock transaction). See page 132. The prospectus indicates that the disposition of the HLS warrants may facilitate payment of the deferred compensation. On page 26, the prospectus states that the deferred compensation will be payable, among other eventualities, when HLS receives an additional $60 million in financing, an event that could result, among other things, from the exercise of the HLS warrants. See also response 8 on page 6 of the response letter dated May 11,2007 (same). On page 132, however, the prospectus also indicates that Gifted Time must pay the $5 million balance of the loan from the investors 60 days after the redemption of the HLS warrants. See page 132. These statements appear to conflict. Please discuss and clarify the company’s expectations.

HLS Systems International
Page Eleven

RESPONSE: The reference to redemption at page 132 was incorrect. The reference should have been to the exercise of the warrants following the Company’s call of the warrants. That incorrect reference has been revised in accordance with the preceding sentence.

9.
We note that the stock purchase transaction may close as early as August 10, 2007, see page 31, and the $200 million Advance Pacific promissory note is due and payable in full to OSCAF on September 15,2007, see page 130. It does not appear likely that Advance Pacific will be able to make this payment in full. See page 53 (“Other than its ownership interest in Gifted Time (and following the share purchase transaction, HLS), Advance Pacific does not have any assets to satisfy these obligations”). Please discuss, taking into account the following considerations, among others:

•	HLS has not approached any investors regarding additional financing, see page 26;

•
Advance Pacific “will need to satisfy its remaining obligations by entering into a new credit arrangement, or by selling some or all of its shares of HLS .. . * * * Persons in control of HLS, whether Advance Pacific or any transferees of its interest, could attempt to take actions, including for example changing the Board of Directors or influencing the Board to sell some or all of its interests in the PRC operating companies and making a cash distribution to stockholders that could adversely affect the long-term interests of HLS or the other stockholders.” See page 53. It is not clear how a sale of some or all of the HLS common stock would mesh with the proposed substitution of collateral for the outstanding debt of Gifted Time;

•
In the event of a default by Advance Pacific, OSCAF would reacquire die ownership of the Gifted Time common stock, see, e.g., pages 131,132; it is not clear how a re-acquisition would mesh with any default by Gifted Time on its $30 million loan; and

HLS Systems International
Page Twelve

•	The Chardan stockholders could extend the termination date for the stock purchase to close by means of an amendment to the Chardan certificate of incorporation, see page 133.

RESPONSE:

a.	HLS has not approached any investors regarding additional financing, but it would be very difficult for funds in HLS to be a source of capital for Advance Pacific to pay its obligations.
b.
As the comment points out, if the business combination between HLS and Gifted Time occurs, the HLS stock issued to Advance Pacific would be subject to the security interests of the bridge lenders. As noted in response to Comment 7, the HLS stock issued to Advance Pacific at the closing would be substituted as collateral for repayment of that debt. In such circumstances, the sale of the HLS stock would be made subject to the security interest held by the bridge lenders, and the proceeds of the sale of the stock would first go toward repayment of the amounts outstanding on the bridge loan (if Gifted Time were in default under the notes), then to pay the $200 million note to OSCAF. In such a case, the sale of the HLS stock to repay the outstanding debt would likely occur only if the proceeds of the sale were sufficient to repay the bridge loan and the debt to OSCAF.

c.
The reacquired Gifted Time (or HLS) stock would simply be subject to the security interest in that stock held by the bridge lenders. As Advance Pacific would remain entitled to receive the deferred portion of the cash consideration, when that amount is paid it will be available to pay the balance of the loan from Gifted Time to Advance Pacific. Further discussion on this point has been added to the prospectus.

d.
The documents governing the bridge loan mesh with the stock purchase agreement, which has a termination date of August 10, 2007, or such later date as the stockholders of Chardan may agree to extend the deadline for Chardan’s completion of its business combination. As a result, if the time permitted to Chardan is extended beyond August 10, 2007 by action of Chardan’s stockholders in amending the certificate of incorporation, the time for repayment of the bridge loan and the payment of the $200 million debt of Advance Pacific to OSCAF may also be extended. However, at present, there is no evidence showing that the related parties involved in the bridge loan and $200 Million Note have the intention to do so.

HLS Systems International
Page Thirteen

10.
We note the statement on the first page of the letter to Chardan stockholders that “... the majority of our board of directors and officers following the closing of the stock purchase will initially be persons who were designated by Advance Pacific.” We also note that the prospectus states on page 85 that the board will initially consist of two members designated by Advance Pacific, which purchased Gifted Time on December 20, 2006. See page 133. On page 27, the prospectus identifies the members of the initial HLS board as Mmes. Li and Zhang, Dr. Wang and Messrs. Propper, Sun, Hafetz and Solomon; we note that these names do not appear to have changed since the first amendment to the registration statement on June 28,2006. Please discuss.

RESPONSE: The statement in the letter to stockholders acknowledges that, as signatory to the stock purchase agreement and the owner of the majority of the issued and outstanding stock of the Company following the completion of the business combination, Advance Pacific can vote regarding the appointment of the board of directors, which in turn can vote regarding the appointment of management. Advance Pacific has advised Chardan that the directors and management who were designated prior to Advance Pacific’s acquiring ownership of the stock of Gifted Time will not change once Advance Pacific owns the shares of HLS. In addition, Advance Pacific has advised the parties that it will respect the decisions that have been made and that are going to be made by the current management.

11.
Please ensure that the term “Advance Pacific” has replaced the term “Gifted Time Stockholders” wherever appropriate, but not in instances where the original statement is not, or is no longer, applicable. It appears that, in some instances, a global substitution has resulted in misstatements. See, e.g., the statement of conditions to Chardan’s obligations on page 30 (identifying, among other conditions, requirement that “Advance Pacific must have received all required and unconditional approvals or consents of governmental authorities”). Elsewhere, the prospectus appears to state on page 32 that no such approvals or consents are required. As other examples, see page 63 (stating that “the economics of the transaction for Advance Pacific” were discussed at a meeting in November 2005) and page 88 (reference to “obligations of each Gifted Time Stockholder to consummate the transactions contemplated by the stock purchase agreement”).

RESPONSE: We have reviewed each reference to Advance Pacific and revised the prospectus where the reference should remain to the Gifted Time Stockholders.

HLS Systems International
Page Fourteen

Questions and Answers about the Meeting, page 13

12.
The penultimate question on page 15 concerns the obligations of HLS to Advance Pacific following the consummation of the stock purchase. The answer, which states that the deferred cash purchase price will not be payable, among other things, until “HLS generates positive after-tax cash flow from HollySys,” appears to be a misstatement. We note that the prospectus states on page 21 that for the years ended June 30,2005 and 2006, HollySys generated approximately $79.6 million and $90 million in revenue, respectively. Please revise or advise.

RESPONSE: The payment of the deferred portion of the cash consideration in the stock purchase relates to positive after-tax cash flow of HLS in fiscal years after June 30, 2006, following the closing. 50% of such net positive cash flow is to be used to pay the deferred portion of the purchase price, which would make available the liquid assets to repay the balance of the bridge loan. As a result, we believe the statement on page 15 referred to in this comment is correct, although we have clarified it to avoid confusion.

13.
The first question on page 16 concerns the management of the subsidiaries of HLS following the consummation of the stock purchase. The answer indicates that HLS will appoint, or arrange for the appointment of directors and officers, including Gifted Time and HollySys. Elsewhere, the prospectus states that each of Madame Li and Dr. Wang will enter into a three-year employment agreement with Gifted Time: the former will serve as chairman and the latter as CEO. In addition, Dr. Wang will enter into an employment agreement with Beijing. See pages 27, 91. Please revise accordingly. Also confirm, if appropriate, that despite Advance Pacific’s majority ownership of HLS, HLS will control the selection of directors and officers of its subsidiaries.

RESPONSE: Depending on the results of the exchange offer, HLS will be either the sole or the controlling stockholder of Gifted Time. Under the direction of its board of directors, HLS will elect the directors of Gifted Time, and those directors will, in turn, appoint the management of Gifted Time. Similarly, Gifted Time will designate the directors of the HollySys operating companies, and those directors will appoint the management of those entities. As a result, the Company believes that the statements made in the prospectus are correct. In that regard, and as noted in response to Comment 10, Advance Pacific has advised Chardan that Gifted Time Holdings will proceed with the employment agreements and the stated roles and responsibilities of Mme. Qiao and Dr. Wang. The Company has revised the prospectus to clarify the language.

HLS Systems International
Page Fifteen

14.
We note your response to comment 18 that the company will not provide any subsequent offering period. You answer to the question “Until what time can I withdraw tendered shares of Gifted Time Preferred?” indicates that “if HLJS decides to provide a subsequent offering period, HLS will accept shares of Gifted Time Preferred tendered during that period immediately and thus you will not be able to withdraw shares of Gifted Time Preferred tendered during any subsequent offering period,” Please revise as appropriate.

RESPONSE: The language regarding the ability to withdraw shares tendered in the exchange offer has been revised to eliminate the reference to a subsequent offering period.

Summary

HollySys Reorganization and Ownership, page 22

15.
We note your response to comment 20 that you deleted the reference to “the financing transaction”. Please revise to indicate what the purchasers of the Gifted Time Holdings preferred stock gave as consideration for the 1.3 million shares of preferred stock.

RESPONSE: The requested revision has been made to reflect that the consideration paid for the 1.3 million shares of Gifted Time Preferred Stock was $13,000 ($0.01 per share).

16.
We note your statement that the 15 purchasers of the Gifted Time Holdings preferred stock did not have any previous affiliation with Gifted Time Holdings or HollySys. Advise us whether the 15 purchasers have any affiliation with the shareholders of Gifted Time Holdings or HollySys.

RESPONSE: The 15 purchasers of the Gifted Time Preferred Stock have no affiliation with the current or previous shareholders of Gifted Time Holdings or the shareholders of HollySys.

HLS Systems International
Page Sixteen

The Business Combination, page 26

17.	We note your response to comment 25. Please revise to indicate the amount of cash flows required to receive the deferred portion of the cash purchase price.

RESPONSE: The prospectus has been revised as requested.

Interests of Chardan Directors and Officers in the Stock Purchase, page 29

18.
We note your response to comment 16. We also note your statement that “if the stock purchase is not approved and Chardan fails to consummate an alternative transaction within the time allotted pursuant to its Certificate of Incorporation, Chardan will be required to liquidate.” (emphasis added) It does not appear that the company may find an alternative transaction at this time. Please revise as appropriate.

RESPONSE: The Company has revised the prospectus to indicate that if the Gifted Time transaction is not consummated, it does not believe it will be able to conclude a transaction with any other party.

Regulatory Matters, page 32

19.
The discussion appears to omit the proposal to change the organization of Beijing from joint stock company to limited liability company, a change that will require Beijing to apply to the Beijing Administrative Bureau of Industry & Commerce, see, e.g., page 25. Please revise or advise.

RESPONSE: The requested addition to the discussion has been made as part of the overall reorganization of the discussion of regulatory matters requested in Comment 2.

Selected Unaudited Pro Forma Combined Financial Information, page 39

20.
We reviewed your response to prior comment 11 of our letter dated October 18, 2006. We were unable to find your revision as indicated, thus the comment will be reissued. Please revise your table to present pro forma dividends declared per share for the year ended December 31, 2006.

RESPONSE: The requested information has been included in the table on page 39.

HLS Systems International
Page Seventeen

Comparative, Per Share Information, page 40

21.
Please revise to present cash dividends declared per share for each entity and the pro forma combined entity for the most recent three fiscal years and interim period in accordance with Item 3(f)(2) of Form S-4.

RESPONSE: The requested information on dividends has been included in the per share information.

22.	Please revise to present book value per share for each entity and the pro forma combined entity for the most recent interim period in accordance with Item 3(f)(1) of Form S-4.

RESPONSE: The per share book value for each entity and the pro forma combined per share information for the period ended March 31, 2007 has been included.

23.
Please revise to present income (loss) per share from continuing operations for Gifted Time and the pro forma combined entity for the fiscal year ended June 30, 2004 in accordance with Item 3(f)(3) of Form S-4.

RESPONSE: The per share income (loss) for Gifted Time for the fiscal year ended June 30, 2004. Pro forma information for the combined entity has not been provided since Chardan was not in existence during this period.

Risk Factors, page 43

24.
The statement in the fifth risk factor on page 44 that Hangzhou has had a 13.2% tax rate since January 1,2006 appears to conflict with the statement on page 137 that a rate of 16.5% was applicable to Hangzhou as of that date. Please address the inconsistency.

RESPONSE: The Company has revised the language in the risk factor.

Conversion Rights, page 57

25.	Please revise to clarify that the submission of the holder’s stock certificate are not required prior to the meeting or contemporaneously with the vote and demand for conversion.

HLS Systems International
Page Eighteen

RESPONSE: The requested revision has been made.

Background of the Stock Purchase, page 60

26.
We note your response to comment 36 that Chardan may seek an extension of the August 10, 2007 termination date. If the company anticipates extending the time period to consummate a business combination beyond the August 10,2007 termination date then it appears to us that the company must file a proxy statement on the proposal to extend the time period to consummate a business transaction beyond the August 10,2007 date. We believe that any approval to extend the termination date must be in effect prior to August 10,2007 to comply with the company’s Articles of Incorporation. Please note we may review and comment upon any proxy statement to extend the time period to consummate a business transaction.

RESPONSE: Chardan is aware of the need to file proxy materials and the requirement that such materials are subject to review by the staff of the Commission. (Chardan South China Acquisition Corporation, which has the same principals as Chardan, recently filed preliminary and final proxy materials for an extension of its liquidation date.) Chardan planned to determine whether to file proxy materials related to an extension of the termination date after receiving this current round of comments. While Chardan believes it has addressed the comments in full, it may elect to seek stockholder approval if the stockholders will not be given a reasonable opportunity to evaluate the proxy/prospectus and vote by early August.

The Candidate Identification Process, page 60

27.	We note your response to comment 37. Please revise to indicate that at no time during the call did Chardan request that Chum make contact with anyone on Chardan’s behalf.

RESPONSE: The requested information has been included in the prospectus.

28.
We note your responses to comments 38 and 39. Please revise to indicate in the prospectus when Chum introduced State Harvest Holdings, Ltd. to Chardan China Acquisition Corp. Please also indicate the date that Chardan first learned that Chum was proposing a business combination with HollySys.

HLS Systems International
Page Nineteen

RESPONSE: The requested information has been included in the prospectus.

29.	We note your response to comment 46. Please revise to include the disclosures in the first and second paragraphs in the company’s response in the prospectus.

RESPONSE: The portions of the response to prior Comment 46 have been included in the prospectus.

History of Discussions between HollySys and Chardan Capital, page 63

30.
We note that the discussion of the amendments to the stock purchase agreement indicates the second amendment on June 5, 2006 and another second amendment on December 20,2006. Please revise as appropriate.

RESPONSE: The amendment references have been corrected.

Board Consideration and Approval of Transaction, page 65

31.
We note your response to comment 48 that the projections in the Greatace due diligence report were generated by HollySys. It appears that this information maybe material to Chardan’s stockholders. We also note that the noted information does not appear in the proxy statement/prospectus filed on May 11, 2007. Please revise to include the note projections concerning income statement forecasting, cash flow statement forecasting, and the profitability analysis, growth rate analysis along with the sales order analysis or provide us with a detailed analysis for any conclusion that the non-public information is not material and therefore need not be disclosed. We may have further comment.

RESPONSE: The prospectus has been revised to include a discussion of the referenced projections. We note that these projections were prepared before the ones discussed later in the section. While it is possible that an investor could consider them to be material, the presence of more current projections under the heading "Valuation Information" diminishes the utility of the projections in the Greatace report.

Chardan’s Reasons for the Stock Purchase and Recommendation of the Chardan Board. page 68

32.
We note your response to comment 50 that “the Chardan board did not determine a specific valuation for HollySys.” We also note your statement that the “Chardan board of directors concluded that the stock purchase agreement... was fair to Chardan from a financial point of view.” Please revise to clarify how the board of directors determined that the transaction was fair from a financial point of view without first determining a valuation for HollySys. Additionally, if the board of directors did not determine a specific valuation for HollySys, revise to include a risk factor addressing the risks resulting from the board of directors not determining a valuation for HollySys in determining to approve the stock purchase agreement.

HLS Systems International
Page Twenty

RESPONSE: As discussed in the prospectus, the Chardan board used several different methods to determine the value of HollySys. As a result, the Chardan board actually determined more than one valuation for HollySys, and the data on which those valuations were based is included in the prospectus. In each case, the valuation was one that, in the judgment of the Chardan board, made the transaction fair to Chardan’s stockholders. The statement that the Chardan board “did not determine a specific valuation for HollySys” was meant to signify that the board did not choose which among those it calculated was considered the more likely since, as noted, even the lowest of them produced a value that was sufficiently high to justify the transaction from a fairness standpoint. The Company has further clarified this point in the prospectus.

Employment Agreements, page 91

33.
The prospectus states that Dr. Wang and Mme. Li will both enter into an employment agreement with Gifted Time. The description of the articles concerning termination and breach, however, refers to HollySys. Please state whether HollySys will be a party to the agreements or otherwise clarify these statements.

RESPONSE: The employment agreements are with Gifted Time. Dr. Wang and/or Madame Qiao may also serve as executive officers or directors of one or more of the HollySys operations companies.

Recent Significant Transactions, page 129

34.	Please revise to address how Ka Wa Cheng was identified as a purchaser for the Gifted Time Holdings stock.

RESPONSE: The requested revision has been included.

HLS Systems International
Page Twenty-one

35.	We note your statement regarding Mr. Ka Wa Cheng that “[h]e was known to Qiao Li prior to these transactions ....” Please revise to explain any prior relationship between Liao Li and Ka Wa Cheng.

RESPONSE: The requested revision has been included.

36.
We note the statement that “[neither Advance Pacific nor Ka Wa Cheng is an affiliate of Chardan or any of its affiliates or any of the affiliates of HollySys.” Please revise to clarify any relationship between Ka Wa Cheng and HollySys, the owners of HollySys, Chardan or the initial shareholders of Chardan.

RESPONSE: The requested revision has been included.

37.
Please revise to indicate the aggregate value of the 22.2 million shares at $7.34 per share as of December 20,2006. Also indicate the per share price which would be needed for Advance Pacific to repay the debt in full.

RESPONSE: The requested revision has been included.

38.
We note your statement that “in addition, the termination date of the stock purchase was extended to at least August 10,2007 or such later date as Chardan’s shareholders might, by amendment to Chardan’s certificate of incorporation agree to allow for the stock purchase to close.” It appears that the company anticipates extending the time period to consummate a business combination beyond the August 10, 2008 termination date. In an appropriate section, please address that the company’s Form S-l did not contemplate an extension of the termination date. Also indicate that your Articles of Incorporation stated that the provisions could not be amended during the target business acquisition period.

RESPONSE: As noted in response to comment 26, on the basis of the June 15, 2007 comment letter and this response, Chardan is cautiously optimistic that an extension of the time for completion of the transaction will not be needed. However, since the deadline for providing stockholders with a reasonable amount of time to review the proxy/prospectus and vote is rapidly approaching, Chardan may elect to seek such an extension. If Chardan seeks to extend the liquidation date, it will add the requested discussion.

HLS Systems International
Page Twenty-two

Critical Accounting Policies

Accounts Receivable and Other Receivables, page 134

39.
We reviewed your response to our prior comment 49. Your response did not address our comment in its entirety, thus the comment will be partially reissued. In order to enhance an investor’s understanding, please revise your filing to include an aging of your billed accounts receivable for each period for which a balance sheet is presented (e.g. December 31,2006). Also, for each period presented disclose how much of the unbilled accounts receivable represents contracts in the warranty period (i.e. revenue has been recognized, but customer will not be billed until warranty expiration milestone has been achieved).

RESPONSE: As requested by the staff, the Company has included the aging of billed accounts receivable as of March 31, 2007, and the amounts of unbilled accounts receivable represents contracts in the warranty period.

Aging of billed accounts receivable as of March 31, 2007, June 30, 2006 and 2005:

	Under 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5+ Years
03/31/07
Ending Balance	28,402,323	4,653,807	2,528,939	1ô012,602	201,275	674,050
Reported Bad Debt Provision	531,253	232,691	397,942	506,301	100,637	674,050

06/30/06
Ending Balance	18,117,014	4,791,406	1,452,371	313,733	625,792	476,365
Reported Bad Debt Provision	360,070	219,916	220,442	179,258	295,196	476,365

06/30/05
Ending Balance	20,191,612	3,175,337	323,995	638,553	291,382	399,455
Reported Bad Debt Provision	389,744	156,493	46,593	323,808	145,691	399,455

HLS Systems International
Page Twenty-three

Of the unbilled accounts receivable, $7,538,259, $9,237,552, and 8,781,946 were related to contracts which have been completed but in the warranty period as of March 31, 2007, June 30, 2005 and 2006, respectively.

Information About Chardan

Plan of Operations, page 163

40.	Please revise your discussion of Chardan here and throughout your registration statement to include data from the latest period for which financial statements are presented.

RESPONSE: The prospectus has been revised as requested.

Unaudited Pro Forma Combined Financial Statements, page 165

41.
We reviewed your response to our prior comment 44, noting you have combined prior adjustments Bl and CI. Pro forma income statement adjustment “C” (formerly Bl and CI) relates to an estimate of interest income on cash and investments; however, it is not clear how this adjustment is factually supportable. This adjustment should be removed from the face of your pro forma income statements. The staff will not object to including this adjustment in a note to your pro forma financial statements with related disclosure indicating this adjustment is not included in your pro forma financial statements.

RESPONSE: The interest income adjustment has been removed from the table and described in Note C.

42.
We note your addition of pro forma adjustment “I” related to the repayment of a portion of the bridge loan. Tell us how this adjustment is directly attributable to the transaction with Gifted Time, including specific references to the Stock Purchase Agreement. Please advise or revise to remove this adjustment from the face of your pro forma balance sheet.

RESPONSE: The adjustment relating to the repayment of the bridge loan has been removed from the face of the pro forma balance sheet.

HLS Systems International
Page Twenty-four

Financial Statements

General

43.	Please provide current consents and update your financial statements in accordance with Rule 3-12 of Regulation S-X.

RESPONSE: The amended Registration Statement includes current consents and updated financial statements.

Gifted Time Holdings Financial Statements

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation. FII-9

44.
We partially reissue our prior comment 121 from our letter dated May 5,2006. Please revise to include a statement, if true, that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, please describe to us, in detail, the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

RESPONSE: In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. The footnote has been revised as below.

"The accompanying statements of income and comprehensive income and cash flows for the each of nine months ended March 31, 2006 and 2007, and balance sheet at March 31, 2007 have not been audited. However, in the opinion of management, they included all normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for the period presented. Interim results are not necessarily indicative of the result of a full year."

HLS Systems International
Page Twenty-five

Revenue Recognition, FII-10

45.	Please revise to provide disclosures required by Section 6.20 of the AICPA Construction Contractors Audit and Accounting Guide (e.g. operating cycle, etc.).

RESPONSE: Disclosure required by Section 6.20 of the AICPA Construction Contractors Audit and Accounting Guide and related information disclosed by the Company is as follows:

a. Method of reporting affiliated entities.

The financial statements of all subsidiaries within the consolidation scope have been prepaid by using the percentage of completion method.

b. Operating cycle

The operating cycle of the Company is determined by a composite of many individual contracts in various stage of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts. Based on the historical experience, the operating cycle of the Company exceeds one year.

c. Revenue recognition

The percentage-of-completion method is used to recognize income. The method of computing percentage of completion is based on the costs incurred to date comparing to the expected total costs for the contracts. The above information is disclosed in Note 2 under the heading Revenue Recognition.

d. Method of reporting joint venture investments.

No joint venture investment was made by GTH during the respective reporting period.

HLS Systems International
Page Twenty-six

e. Contract costs

The Company disclosed the contract cost under the caption of Inventories. There were no any pending contract costs at the respective balance sheet date as the uncertainty costs would have been removed from inventory account corresponding to the periodical inspection of each contract progress. The Company did not use the net method. Any payables incurred or due were recorded as a part of accounts payable or accrued liabilities at respective balance sheet date. GTH presents billings and related costs separately and does not net billings against costs.

f. Deferred costs

No deferred cost was recognized by the Company during the respective reporting period.

Accounts Receivable. Other Receivable and Concentration of Credit Risk. FII-10

46.
We reviewed your revised disclosure and response to our prior comment 48. You disclose on FIM2 that you issue invoices to customers without specifying credit terms or interest charges for late payments, yet you provide additional bad debt provisions for individual customers based on the credit history and actual defaults. Considering there are no credit terms on your invoices, tell us how you determine when a customer defaults on payments or when invoices are considered past due. We also note your assertion in your response that you expect to collect billed amounts within one year. Provide us with an explanation supporting this expectation. Based on this expectation, tell why you only provided a bad debt allowance of approximately $1.4 million on billed receivables greater than one year of approximately $17 million at June 30, 2006.

RESPONSE: HollySys does not specify credit terms in its current contracts. When a certain billing milestone has been reached, HollySys bills its customer and claims for payment. Because of milestone billing method under the long-term integrated contracts, it is a reasonable expectation for this industry in China to take over one year to collect billed amounts. Due to the fact that the operating cycle exceeds one year, HollySys considers billed accounts receivable over one year as past. The company reviewed its accounts over one year and the specific payment history of those accounts and balances and based on its analysis determined that approximately $1.4 million should be reserved. HollySys keeps long-term relationships with most of its customers and provides continuous services to customers, which enables HolySys to minimize the risk of bad debts. In fact, very few bad debts write-offs occurred in the past years. The Company has not made any changes on the methodology of determining bad debt reserve during the past four years. The percentage of allowance for doubtful accounts was derived from the Company’s historical experience and consideration on the factors surrounding the Company’s particular operating situations.

HLS Systems International
Page Twenty-seven

The following rolling bad debts provision is provided to the staff for reference:

HLS Systems International
Page Twenty-eight

	June 30,		March 31,
	2005	2006	2007
			(Unaudited)
Beginning balance	$1,113,084	$1,461,645	$1,751,247
Additions charged to expense	460,926	664,282	691,627
Recovery	(112,365)	(179,059)	-
Write-off	-	(195,621)	-

Ending balance	$1,461,645	$1,751,247	$2,442,874

47.
We reviewed your response to our prior comment 48. Considering (i) the guidance in ARB 43 and Section 6.06 of the AICPA Construction Contractors Audit and Accounting Guide, which states that an operating cycle is the average time intervening between the inception of contracts and the substantial completion of contracts, and (ii) your assertion that your large dollar contracts require more than three years to complete and your small dollar contracts require more than one year to complete, tell us how you determined your operating cycle to be 185 days. Please advise or revise.

RESPONSE: The 185 days is a calculation error. According to the definition of an operating cycle stated in Section 6.06 of the AICPA., the operating cycle of HollySys is determined by a composite of many individual contracts in various stage of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts. Based on the historical experience, the operating cycle of HollySys exceeds one year.

48.	In connection with the comment above, please revise to provide all disclosures required by Article 5-02(3)(c) of Regulation S-X.

RESPONSE: Disclosure required by Article 5-02(3) (c) of Regulation S-X and related information disclosed by the Company is as follows:

 (1) Balances billed but not paid by customers under retainage provisions in contracts.

HLS Systems International
Page Twenty-nine

There is no retainer provision in all contracts performed by GTH. Contracts performed by GTH are mainly industrial automation contracts. No retainer provision in such contracts is the prevailing practice in China.

(2) Amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet, Include a general description of the prerequisites for billing.

The amount representing the recognized sales value of performance is disclosed as revenue generated from integrated contracts. Such amount had not been billed and were not billable to customers at the date of the balance sheet is disclosed in Note 2 under the heading Accounts Receivable and Other Receivable. As disclosed in Note 2 under the heading Revenue Recognition, the unbilled accounts receivable will be billed once certain milestone was achieved.

(3) Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.

No unbilled amounts represent claims or other similar items subject to uncertainty at respective reporting date.

The bad debt provisions for billed accounts receivable and other receivable represent doubtful collections concerning their ultimate realization. Based on the historical information regarding the recovery of doubtful accounts, the Company estimated that the recovery rate for doubtful billed accounts would be approximately 2%.The above information is disclosed in MD&A under the heading Critical Accounting Policies --- Accounts Receivable and Other receivable.

(4) With respect to (1) through (3) above, also state the amounts included in each item which are expected to be collected after one year. Also state, by year, if practicable, when the amounts of retainage (see (1) above) are expected to be collected.

With respect to (3) above, related information is disclosed in MD&A under the heading “Critical Accounting Policies --- Accounts Receivable and Other receivable.”

HLS Systems International
Page Thirty

Note 16 - Upcoming Acquisition. FII-31

49.
We note that Advance Pacific Holdings, an unrelated third party, acquired Gifted Time from OSCAF for notes totaling $230 million. Tell us how you accounted for this transaction in accordance with GAAP. Specifically, discuss how you considered SFAS 141 in your analysis.

RESPONSE: Although APH “acquired” GTH from OSCAF for notes totaling $230 million, the actual relevant subject matter was only the $200 million note as the other $30 million note was related to $30 million bridge loan and 1.3 million preferred share. We believe that the purchasing accounting is not appropriate to the above stock purchase transaction between APH and OSCAF based on following reasons:

First, after APH “acquired” GTH, APH obtained no control over GTH. It can be proved by the following facts: a) APH does not have a position in the management of the Company and no key member of GTH’s management was appointed by APH; b) APH substantially does not involve in the daily operations of GTH and its subsidiaries; and c) although APH became the sole owner and director of the Company after the “acquisition”, it does not have any influence on the decisions made and going to be made by the persons who have real control over GTH and its subsidiaries. Therefore, APH was not deemed as an accounting purchaser in accordance with SFAS No. 141.

Second, the structure of the transaction from an accounting perspective does not appear to be a substantive purchase transaction:

HLS Systems International
Page Thirty-one

(1) APH has not paid any cash directly for the acquisition and does not currently have the ability to pay cash. The only collateral for the notes is the equity interest of GTH. Based on these factors, from an accounting perspective a change in control and substantive acquisition have not occurred.

(2) Under the assumption that the per share price at the completion of stock purchase transaction between APH and Chardan could be higher than the expected future per share mentioned before, it is impractical for APH to dispose significant amount of these 22.2 million shares in exchange for $200 million cash to pay off the note within the timeframe specified in the stock purchase agreement between APH and OSCAF. However, only if APH were able to dispose of the shares and pay cash, at that point there would be a substantive change in control and purchase accounting would be appropriate.

(3) The consideration of the original stock purchase transaction between GTH and Chardan was $30 million cash plus 23.5 million shares of HLS common stock. In accounting for the stock purchase transaction between GTH and Chardan, GTH will be deemed as the accounting purchaser and the 23.5 million shares of HSL common stock will be valued in line with the historical value of GTH’s net assets at the transaction date. With the involvement of the $30 million bridge loan, the 23.5 million shares were reduced to 22.2 million because 1.3 million preferred shares were issued to the 15 investors. Therefore, the owners of the seven BVI companies have been expecting to receive 22.2 million shares of HLS common stock. However, the arrival of 15 investors and APH did not change the base of 22.2 million shares of HLS common stock, the equity interest of GTH.

HLS Systems International
Page Thirty-two

Chardan North China Acquisition Corporation

Form 10-OSB for the quarter ended March 31, 2007

50.
Please revise to clarify the number of shares to be issued as additional consideration if HollySys achieves certain operating after-tax profits. The current disclosure indicates that an additional 2,000,000 shares may be issued for each of the next four fiscal years.

RESPONSE: Chardan has revised the disclosure concerning the additional consideration in the Form 10-Q filed for the quarter ended March 31, 2007.

* * * * *

HLS Systems International
Page Thirty-three

We believe that this response addresses the comments raised by the Staff. As indicated above, we respectfully request that the Staff expedite its review of this filing since Chardan North China Acquisition Corporation needs to distribute the proxy statement/prospectus to its stockholders promptly to permit them to vote on the proposed transaction and, if approved by the stockholders, to permit Chardan to complete the acquisition prior to the current liquidation date of August 10. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (858) 677-1443.

Very truly yours,

DLA PIPER US LLP

Douglas J. Rein